EX 99.3

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Cancellation of Financing

VANCOUVER, March 18, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) announces that it will not be proceeding with the private placement of convertible debentures as announced by the Company on January 26, 2004.

For further information, please contact Chad Wasilenkoff at (604) 331-3376.

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